================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _______________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 21)*

                             _______________________

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
            CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK: 895927 10 1
                        CLASS B COMMON STOCK: 895927 30 9
                                 (CUSIP Number)

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             _______________________

                                DECEMBER 29, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 2 of 17
---------------------------------------------         --------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NELSON PELTZ

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER  (See Item 5)

    NUMBER OF        -----------------------------------------------------------
     SHARES          8      SHARED VOTING POWER (See Item 5)
BENEFICIALLY OWNED          12,788,630 (Class A Common Stock)
     BY EACH                20,492,591 (Class B Common Stock)
    REPORTING        -----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER  (See Item 5)
      WITH                  8,126,320 (Class A Common Stock)
                            13,044,020 (Class B Common Stock)
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER  (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                12,788,630 (Class A Common Stock)
                20,492,591 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                47.8% (Class A Common Stock)*
                33.8% (Class B Common Stock)*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                IN
--------------------------------------------------------------------------------

----------
* These percentages are calculated based on 23,964,599 shares of Class A Common Stock and 52,472,346 shares of Class B Common Stock outstanding as of October 31, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2005.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 3 of 17
---------------------------------------------         --------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PETER W. MAY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER  (See Item 5)

    NUMBER OF        -----------------------------------------------------------
     SHARES          8      SHARED VOTING POWER (See Item 5)
BENEFICIALLY OWNED          12,802,680 (Class A Common Stock)
     BY EACH                20,367,391 (Class B Common Stock)
    REPORTING        -----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER  (See Item 5)
      WITH                  4,489,405 (Class A Common Stock)
                            6,868,895 (Class B Common Stock)
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER  (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                12,802,680 (Class A Common Stock)
                20,367,391 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                47.9% (Class A Common Stock)*
                33.6% (Class B Common Stock)*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

----------
* These percentages are calculated based on 23,964,599 shares of Class A Common Stock and 52,472,346 shares of Class B Common Stock outstanding as of October 31, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2005.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 4 of 17
---------------------------------------------         --------------------------

                        AMENDMENT NO. 21 TO SCHEDULE 13D


         This Amendment No. 21 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004 and as amended by Amendment No. 20 dated May 23, 2005 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

         Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14, 15, 16, 17, 18, 19 and 20, all

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 5 of 17
---------------------------------------------         --------------------------

references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


                  Item 3 of the Statement is amended by adding the following:

                           On August 9, 2005, Messrs. Peltz and May collectively made a bona fide gift of 50 shares of Class B Common Stock to an unrelated person from shares already owned by Mr. May. Mr. Peltz transferred 25 shares of Class B Common Stock to Mr. May as reimbursement of the value of one-half of the gift.

                           On December 6, 2005, Mr. Peltz exercised stock options with respect to 150,000 shares of Class A Common Stock and 300,000 shares of Class B Common Stock and paid the exercise price by delivery of 99,006 shares of Class B Common Stock, at a price per share equal to the closing price of a share of Class B Common Stock on December 6, 2005. Additionally, Mr. Peltz elected to have withheld from the shares issued upon exercise of such stock options 84,635 shares of Class A Common Stock and 70,265 shares of Class B Common Stock, at a price per share equal to the closing price of such Class A Common Stock and Class B Common Stock, respectively, on December 6, 2005, to satisfy tax withholding obligations in connection with such stock option exercise.

                           On December 6, 2005, Mr. May exercised stock options with respect to 100,000 shares of Class A Common Stock and 200,000 shares of Class B Common Stock and paid the exercise price by delivery of 66,004 shares of Class B Common Stock, at a price per share equal to the closing price of a share of Class B Common Stock on December 6, 2005. Additionally, Mr. May elected

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 6 of 17
---------------------------------------------         --------------------------

         to have withheld from the shares issued upon exercise of such stock options 60,202 shares of Class A Common Stock and 54,402 shares of Class B Common Stock, at a price per share equal to the closing price of such Class A Common Stock and Class B Common Stock, respectively, on December 6, 2005, to satisfy tax withholding obligations in connection with such stock option exercise.

                           On December 29, 2005, as described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006, Messrs. Peltz and May entered into a series of transactions with the Company relating to: (i) the distribution to Messrs. Peltz and May of shares of Class A Common Stock and Class B Common Stock, the receipt of which was previously deferred by them; (ii) the exercise of certain previously granted and vested stock options by Messrs. Peltz and May; (iii) the tendering and withholding of shares of Class A Common Stock and Class B Common Stock in consideration of exercise prices and withholding tax, respectively, in connection with the foregoing; and (iv) the award of the stock options referred to herein to Messrs. Peltz and May on the exercise of (and in consideration of) the options referenced in the preceding clause (iii) (corresponding to the payment of the exercise price and minimum statutory withholding taxes arising in respect of such exercised stock options with shares of Company common stock). Specifically, the transactions with the Company involved the following:

                           1.       Pursuant to its authority under the
         applicable governing documents, the Performance Compensation Subcommittee (the "Subcommittee") of the Board of Directors of the Company exercised its unilateral right of acceleration and directed the delivery to (i) Mr. Peltz of 1,017,071 shares of Class A Common Stock and 2,034,132 shares of Class B Common Stock, together with $1,727,678.37 in related cash dividends, that were being held in a deferral trust

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 7 of 17
---------------------------------------------         --------------------------


         established for his benefit in connection with the deferred delivery of shares of Class A Common Stock and Class B Common Stock related to the exercise by Mr. Peltz of certain stock options in 2003 and 2004 and
         (ii) Mr. May of 678,047 shares of Class A Common Stock and 1,356,088 shares of Class B Common Stock, together with $1,151,785.50 in related cash dividends, that were being held in a deferral trust established for his benefit in connection with the deferred delivery of shares of Class A Common Stock and Class B Common Stock related to the exercise by Mr. May of certain stock options in 2003 and 2004. The assets in the deferral trusts were scheduled to be distributed to Messrs. Peltz and May on January 2, 2008. The Subcommittee exercised its authority under the applicable governing documents and withheld 433,626 shares of Class A Common Stock, 867,253 shares of Class B Common Stock and all of the cash from the distribution to Mr. Peltz, and 322,815 shares of Class A Common Stock, 645,630 shares of Class B Common Stock and all of the cash from the distribution to Mr. May, to satisfy the minimum statutory withholding taxes.

                           2. The Subcommittee granted to (i) Mr. Peltz under the Company's 2002 Equity Participation Plan ("2002 Plan") options to purchase 433,626 shares of Class A Common Stock and 867,253 shares of Class B Common Stock and (ii) Mr. May under the 2002 Plan options to purchase 322,815 shares of Class A Common Stock and 645,630 shares of Class B Common Stock. These stock options, referred to as "Tranche 1 Options," are exercisable at a price per share equal to the closing prices per share of Class A Common Stock and Class B Common Stock on December 29, 2005 ($16.78 and

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 8 of 17
---------------------------------------------         --------------------------

         $14.94 per share, respectively), are fully vested and exercisable at grant, and expire on January 1, 2009.

                           3. Mr. Peltz exercised certain previously granted and vested options held by him to acquire 580,411 shares of Class A Common Stock and 1,160,821 shares of Class B Common Stock, and Mr. May exercised certain previously granted and vested options held by him to acquire 69,188 shares of Class A Common Stock and 138,376 shares of Class B Common Stock. In connection with each such exercise, the Subcommittee exercised its authority under the applicable equity plans to (i) allow Messrs. Peltz and May to pay the exercise price for the options by tendering to the Company shares of Class A Common Stock and Class B Common Stock owned by them for more than six months prior to the exercise and (ii) withhold shares of Class A Common Stock and Class B Common Stock from the option exercises to satisfy minimum statutory withholding taxes. Pursuant to this authority, 409,984 shares of Class A Common Stock and 819,967 shares of Class B Common Stock were withheld from the shares to be delivered to Mr. Peltz, and 47,518 shares of Class A Common Stock and 95,036 shares of Class B Common Stock were withheld from the shares to be delivered to Mr. May.

                           4. The Subcommittee granted additional stock options to Messrs. Peltz and May on the exercise of (and in consideration of) the options described in paragraph (3) above to make up for the fact that the use of shares of Company common stock owned by them to pay the option exercise price, and the withholding of shares of Company common stock to satisfy required tax withholding, put Messrs. Peltz and May at an unintended economic disadvantage relative to future price appreciation in shares of Company common stock. Specifically, it granted to (i) Mr. Peltz under the 2002 Plan options to purchase a total of 409,984 shares of Class A Common Stock and 819,967 shares of Class B Common Stock and (ii) Mr. May under the 2002 Plan options to purchase 47,518 shares of Class A Common Stock and 95,036 shares of Class B Common Stock. These stock options, referred to as "Tranche 2

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 9 of 17
---------------------------------------------         --------------------------

         Options," were granted with exercise prices equal to the closing prices per share of Class A Common Stock and Class B Common Stock on December 29, 2005 ($16.78 and $14.94 per share, respectively), are fully vested and exercisable at grant, and expire on the same dates and under the same circumstances as the corresponding exercised options.

                           5. The Company entered into a new agreement with each of Messrs. Peltz and May that provides that if, as described in each of their employment agreements, compensation due either Mr. Peltz or Mr. May would be subject to the golden parachute excise tax under Section 280G of the Internal Revenue Code, Mr. Peltz would agree to forfeit up to $8,000,000 of compensation, and Mr. May would agree to forfeit up to $4,000,000 of compensation, if and solely to the extent any such forfeiture would eliminate the affected individual's liability for the excise tax.

                           On December 30, 2005, Mr. May made a bona fide gift of 37,800 shares of Class A Common Stock and 75,550 shares of Class B Common Stock to the Leni and Peter May Family Foundation (the "May Family Foundation").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Part (a) through (c) of Item 5 is amended by deleting the eleventh through twentieth paragraphs thereof and replacing them with the following:

                           Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 6,438,121 shares of Class A Common Stock, has the shared power to vote and, upon vesting thereof, the sole power to dispose of

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 10 of 17
---------------------------------------------         --------------------------

         149,155 restricted shares of Class A Common Stock and beneficially owns 1,688,199 shares of Class A Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 3,413,260 shares of Class A Common Stock and beneficially owns 1,076,145 shares of Class A Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement.

                           The Peltz L.P. is the beneficial owner of 23,550 shares of Class A Common Stock. The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member. In addition, Mr. Peltz's minor children are the beneficial owners of 200 shares of Class A Common Stock. Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz L.P. and his minor children. Mr. Peltz disclaims beneficial ownership of such shares.

                           The May Family Foundation is the beneficial owner of 37,800 shares of Class A Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Class A Common Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

                           Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to the 4,489,405 shares of Class A Common Stock beneficially owned by Mr. May (including options that may be exercised by Mr. May within 60 days of the date of this

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 11 of 17
---------------------------------------------         --------------------------

         Statement, but excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to the 8,275,475 shares of Class A Common Stock beneficially owned by Mr. Peltz (including restricted shares that may be voted by Mr. Peltz and options that may be exercised by Mr. Peltz within 60 days of the date of this Statement, but excluding shares beneficially owned by the Peltz L.P. and Mr. Peltz's minor children). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. Peltz.

                           As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 12,788,630 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Mr. May, the Peltz L.P. and Mr. Peltz's minor children and restricted shares of Class A Common Stock that may be voted by Mr. Peltz, but excluding shares beneficially owned by the May Family Foundation), representing approximately 47.8% of the outstanding shares of Class A Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 12,802,680 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by the May Family Foundation and Mr. Peltz and restricted shares of Class A Common Stock that may be voted by Mr. Peltz, but excluding shares beneficially owned by the Peltz L.P. and Mr. Peltz's minor children), representing approximately 47.9% of the outstanding shares of Class A Common Stock.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 12 of 17
---------------------------------------------         --------------------------

                           Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 7,867,622 shares of Class B Common Stock, has the shared power to vote and, upon vesting thereof, the sole power to dispose of 200,000 restricted shares of Class B Common Stock and beneficially owns 5,176,398 shares of Class B Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 3,816,605 shares of Class B Common Stock, has the shared power to vote and, upon vesting thereof, the sole power to dispose of 178,926 restricted shares of Class B Common Stock and beneficially owns 3,052,290 shares of Class B Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement.

                           The Peltz L.P. is the beneficial owner of 47,100 shares of Class B Common Stock. The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member. In addition, Mr. Peltz's minor children are the beneficial owners of 400 shares of Class B Common Stock. Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz L.P. and his minor children. Mr. Peltz disclaims beneficial ownership of such shares.

                           The Peltz Family Foundation is the beneficial owner of 153,250 shares of Class B Common Stock. Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 13 of 17
---------------------------------------------         --------------------------

         owned by the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

                           The May Family Foundation is the beneficial owner of 75,550 shares of Class B Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Class B Common Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

                           Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to the 7,047,821 shares of Class B Common Stock beneficially owned by Mr. May (including restricted shares that may be voted by Mr. May and options that may be exercised by Mr. May within 60 days of the date of this Statement, but excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to the 13,244,020 shares of Class B Common Stock beneficially owned by Mr. Peltz (including restricted shares that may be voted by Mr. Peltz and options that may be exercised by Mr. Peltz within 60 days of the date of this Statement, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class B Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class B Common Stock owned by Mr. Peltz.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 14 of 17
---------------------------------------------         --------------------------

                           As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 20,492,591 shares of Class B Common Stock (including shares of Class B Common Stock beneficially owned by Mr. May, the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation and restricted shares of Class B common Stock that may be voted by Messrs. Peltz and May, but excluding shares beneficially owned by the May Family Foundation), representing approximately 33.8% of the outstanding shares of Class B Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 20,367,391 shares of Class B Common Stock (including shares of Class B Common Stock beneficially owned by the May Family Foundation and Mr. Peltz and restricted shares of Class B Common Stock that may be voted by Messrs. Peltz and May, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation), representing approximately 33.6% of the outstanding shares of Class B Common Stock.

                           Accordingly, as a result of the Voting Agreement, Mr. Peltz may be deemed to beneficially own approximately 45.2% of the combined voting power in the Company, and Mr. May may be deemed to beneficially own approximately 45.2% of the combined voting power in the Company.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 15 of 17
---------------------------------------------         --------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 6, 2006



                                        /s/ Nelson Peltz
                                        ----------------------------------
                                        Nelson Peltz


                                        /s/ Peter W. May
                                        ----------------------------------
                                        Peter W. May

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 16 of 17
---------------------------------------------         --------------------------

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT                            DESCRIPTION                PAGE NO.
-------                            -----------                --------

   1     Stock Purchase Agreement dated as of October 1,    Filed with Original
         1992 by and between the Purchaser, Posner,         Statement
         Posner Trust and Security Management.

   2     Exchange Agreement dated as of October 12, 1992    Filed with Original
         between the Company and Security Management.       Statement

   3     Agreement dated as of October 1, 1992 between      Filed with Original
         the Company and the Purchaser.                     Statement

   4     Agreement of Limited Partnership of the            Filed with Original
         Purchaser dated as of September 25, 1992.          Statement

   5     Joint Filing Agreement of the Purchaser, Peltz     Filed with
         and May.                                           Amendment No. 14


   6     Memorandum of Understanding, dated January 21,     Filed with
         1993, by and between the Purchaser and William     Amendment No. 2
         A. Ehrman, individually and derivatively on behalf of SEPSCO.

   7     Letter dated January 25, 1993 from Steven Posner   Filed with
         to the Purchaser Filed with Amendment (including   Amendment No. 2
         proposed terms and conditions of Consulting
         Agreement to be No. 2 entered into between the Company and Steven Posner).

   8     Undertaking and Agreement, dated February 9,       Filed with
         1993, executed by the Purchaser.                   Amendment No. 3

   9     Amendment No. 3 dated as of April 14, 1993 to      Filed with
         Agreement of Limited Partnership of the            Amendment No. 4
         Purchaser.

  10     Citibank Loan Documents (Exhibits and Schedule     Filed with
         omitted).                                          Amendment No. 4


  11     Republic Loan Documents (Exhibits and Schedules    Filed with
         omitted).                                          Amendment No. 4


  12     Pledge and Security Agreement, dated as of April   Filed with
         5, 1993, between the Purchaser and Citibank.       Amendment No. 5

  13     Custodial Loan Documents.                          Filed with
                                                            Amendment No. 5

  14     Agreement, dated May 2, 1994 among Nelson Peltz,   Filed with
         Peter W. May and Leon Kalvaria.                    Amendment No. 6

  15     Amended and Restated Pledge and Security           Filed with
         Agreement, dated as of July 25, 1994 between the   Amendment No. 6
         Purchaser and Citibank.

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 17 of 17
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  16     Amendment No. 1 dated as of November 15, 1992 to   Filed with
         Agreement of Limited Partnership of the            Amendment No. 7
         Purchaser.

  17     Amendment No. 2 dated as of March 1, 1993 to       Filed with
         Agreement of Limited Partnership of the            Amendment No. 7
         Purchaser.

  18     Amendment No. 4 dated a January 1, 1995 to         Filed with
         Agreement of Limited Partnership of the            Amendment No. 7
         Purchaser.

  19     Amendment No. 5 dated as of January 1, 1996 to     Filed with
         Agreement of Limited Partnership of the            Amendment No. 7
         Purchaser.

  20     BOA Loan documents (Exhibits and Schedules         Filed with
         omitted).                                          Amendment No. 7


  21     Letter, dated October 12, 1998, from Messrs.       Filed with
         Nelson Peltz and Peter W. May to the Company.      Amendment No. 8

  22     Press release, issued by the Company, dated        Filed with
         October 12, 1998.                                  Amendment No. 8


  23     Letter, dated October 12, 1998, from the Company   Filed with
         to Messrs. Nelson Peltz and Peter W. May.          Amendment No. 8

  24     Press release issued by the Company, dated March   Filed with
         10, 1999.                                          Amendment No. 9


  25     Amended and Restated Agreement of Limited          Filed with
         Partnership of the Purchaser, amended and          Amendment No. 11
         restated as of November 11, 2002.

  26     Pledge Agreement dated April 2, 2001, made by      Filed with
         Peltz Family Limited Partnership, in favor of      Amendment No. 13
         Bank of America, N.A.

  27     Pledge and Security Agreement dated April 2,       Filed with
         2003, made by Peter W. May, in favor of Bank of    Amendment No. 13
         America, N.A. (Schedule II omitted).

  28     Voting Agreement, dated June 26, 2004, by and      Filed with
         among Messrs. Nelson Peltz, Peter W. May and       Amendment No. 18
         Gregory H. Sachs.

  29     Voting Agreement dated July 23, 2004, between      Filed with
         Messrs. Nelson Peltz and Peter W. May.             Amendment No. 19

  30     Pledge and Security Agreement dated July 23,       Filed with
         2004, made by Nelson Peltz, in favor of Bank of    Amendment No. 19
         America, N.A.

  31     Amendment No. 1 to Pledge and Security Agreement   Filed with
         dated July 23, 2004, made by Peter W. May, in      Amendment No. 19
         favor of Bank of America, N.A.